UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Item 1.01	Announcement of Execution of Securities Purchase Agreement Regarding the Sale of Ordinary Shares and Warrants to Purchase Ordinary Shares

On September 29, 2025, K Wave Media Ltd. (the “Company”) issued a press release announcing the execution of a Securities Purchase Agreement, dated September 26, 2025 (the “SPA”), by and between the Company and Galaxy Digital LP (“Purchaser”), the terms and conditions of which are described below. Galaxy Digital Capital Management LP, an affiliate of Purchaser, serves as an asset manager and strategic advisor of the Company.

A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The Securities Purchase Agreement

Pursuant to and subject to the terms and conditions of the SPA, on September 30, 2025 (the “Closing Date”), the Company issued and sold to Purchaser (i) 400,000 of the Company’s Ordinary Shares par value $0.0001 per share (“Ordinary Shares”), for an aggregate purchase price of $1,000,000, and (ii) warrants to purchase 200,000 Ordinary Shares (the “Warrants”).

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties.

The foregoing description of the SPA does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the SPA, a copy of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

The Warrants

The Warrants provide Purchaser the right to purchase an aggregate of 200,000 Ordinary Shares at an exercise price of $2.75 per Ordinary Share (subject to customary adjustment provisions in the Warrants, including adjustments upon dividends by the Company of Ordinary Shares and upon any stock splits effectuated by the Company) and are immediately exercisable. The Warrants expire on the fifth anniversary of the date of the SPA.

Pursuant to the Warrants, the Company may not exercise the Warrants, and Purchaser will not have the right to exercise the Warrants, to the extent that after giving effect to the exercise, Purchaser and certain of its affiliates would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise.

The Warrants may be exercised by Purchaser by paying the exercise price in cash or on a cashless basis. No fractional shares will be issued upon any exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will round up to the nearest whole share.

The foregoing description of the Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Warrants, the form of which is attached as Exhibit B to the SPA and is incorporated herein by reference.

The Registration Rights Agreement

Pursuant to the SPA, on September 26, 2025, the Company and Purchaser entered into a Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement requires the Company to, within 30 days following the Closing Date, file registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, providing for the resale of all 400,000 Ordinary Shares to be issued and sold to Purchaser under the SPA and all 200,000 Ordinary Shares into which the Warrants are exercisable.

Pursuant to the Registration Rights Agreement, the Company will use its best efforts to cause the Registration Statement to be declared effective by the SEC no later than the earlier of (a) the 90th calendar day following the Closing Date if the SEC notifies the Company that it will “review” the Registration Statement and (b) the fifth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review.

Pursuant to the Registration Rights Agreement, the Company will also use its best efforts to keep the Registration Statement effective for the periods specified therein.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, the form of which is attached as Exhibit C to the SPA and is incorporated herein by reference.

Cautionary Note

This Report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

This Report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Form 20-F filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 29, 2025
99.2	Securities Purchase Agreement, by and between K Wave Media Ltd. and Galaxy Digital LP, dated September 26, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: September 30, 2025	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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